

Mail Stop 7010

June 6, 2006

Via U.S. mail and facsimile

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's discussion and analysis of financial condition and results of operations, page 29

Critical Accounting Policies and Estimates, page 32

1. Based on your draft disclosure in response to comment 2 in our letter dated June 1, 2006, please revise your draft disclosure for the following items:

   - Disclose the number of shares and exercise price for each of the option grant dates.

   - Either remove your references to the independent valuation specialist, or name the specialist and include a consent in the filing. Refer to Section 436(b) of Regulation C.

- Please disclose why you did not obtain a contemporaneous valuation for each option grant date. Refer to paragraph 18 in Chapter 3 of the AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation Practice Aid.

- Please disclose the fair value of your common stock as determined by each of the methodologies used for each of the option grant dates and for the IPO price.

- Disclose the reason you determined to equally weight the methodologies used to fair value your common stock.

- It appears that you attribute a significant portion of the difference in fair value at July 5, 2005, November 30, 2005 and the IPO date to improvements in your operating performance. State the growth percent increase in sales you estimated when estimating your future cash flows at each date in comparison to the actual results.

- For your explanation for the increase in fair value of your common stock as of November 30, 2005, please address the following items:

  o The impact to the fair value of your common stock by including the discounted cash flow methodology as of November 30, 2005 in comparison to July 5, 2005.

  o Changes that occurred in the valuations of the comparable companies between July 5, 2005 and November 30, 2005. If no changes occurred, please state as such.

- Once you have included your IPO price range, we may have additional comments.

Results of Operations, page 34

2. We have reviewed your draft disclosure in response to comment 3 in our letter dated June 1, 2006. Please revise your draft disclosure as follows:

- State that you are unable to separately quantify the impact of price and volume increases on your increased net sales as your internal reporting tracks sales volume on a per pane basis;

- State what it means to track your sales volume on a per pane basis;

- State that you are unable to convert sales on a per pane basis to a per product basis; and

- Comment on whether you are attempting to change your internal reporting to enable you to disclose such information in the future.

3. We have reviewed your draft disclosure in response to comment 4 in our letter dated June 1, 2006. You state that gross margins was 37.1% for fiscal year 2005 and 35.8% for the period January 30, 2004 through January 1, 2005. Please expand your disclosure to state that the 11-month period ended January 1, 2005 was negatively impacted by hurricanes and address the extent to which you have recovered from this impact during fiscal year 2005. Specifically address the fact that you have not yet returned to pre-hurricane gross margins.

PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-3

4. Please parenthetically disclose on the face of your consolidated statements of operations the portion of the compensation expense that relates to cost of sales and selling, general and administrative expenses for fiscal year 2005 and for the first quarter of fiscal year 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director